Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE
For Further Information
Contact:  Angela D. Toppi
Executive Vice President & CFO
203/853-4321




           Trans-Lux Announces Commencement of Exchange Offer for its
           8 1/4% Limited Convertible Senior Subordinated Notes due 2012

NORWALK, CT, February 14, 2007 - Trans-Lux Corporation (AMEX:TLX), a leading supplier of programmable electronic information displays and owner/operator of cinemas, announced it commenced its Exchange Offer today, pursuant to which Trans-Lux Corporation (the "Company") is offering to exchange (the "Exchange Offer") 133 shares of its Common Stock for each $1,000 principal amount of its 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 (the "Notes"). The offer will be for up to $9,000,000 principal amount, or approximately 50% of the $17,958,000 principal amount outstanding of the Notes. If more than $9,000,000 principal amount of the Notes are tendered, all tenders will be accepted pro rata unless the Company elects to accept all such tendered Notes. The Notes currently are convertible into 111 shares of Common Stock at a conversion price of $9.00 per share for each $1,000 principal amount of the Notes through March 1, 2007 when the conversion right expires. Shares are being offered under this Exchange Offer at a price equivalent to approximately $7.52 per share, which is lower than the current $9.00 conversion price of the Notes.

If the Exchange Offer is successful, it could have a positive affect with regard to the Company's on-going strategy to eliminate a substantial amount of its long-term debt. The Company believes by making this exchange offer at a price below the current conversion price, it may be able to eliminate long-term debt and interest payments and strengthen its balance sheet while providing noteholders with the opportunity to receive an equity interest in the Company, subject to the "Risk Factors" and other information set forth in the Offering Circular and other information filed with the Securities and Exchange Commission today.

Previously, on June 15, 2006, the Company redeemed all of its $12.2 million 7 1/2% Convertible Subordinated Notes due December 1, 2006 (the "7 1/2% Notes"). The 7 1/2% Notes were convertible at the option of the holder into shares of Common Stock, $1 par value per share, of the Company at any time prior to the close of business on June 14, 2006 at the rate of $14.013 per share, which conversion rate was substantially above the current market price of the Common Stock. The Company utilized $6.1 million of its non-revolving line of credit to finance one-half of the redemption of the 7 1/2% Notes and utilized $6.1 million of available cash for the remaining one-half.

The Common Stock is listed on the American Stock Exchange and does not presently pay a dividend. Noteholders who tender will still receive the regularly scheduled semi-annual interest payment on March 1, 2007, but no interest will accrue after February 28, 2007 for noteholders who accept.

The Exchange Offer is voluntary on a Noteholder's part. The Company believes no taxable gain or loss will be recognized by any Noteholder who accepts the Exchange Offer. Full details of the terms and conditions of the Exchange Offer will be contained in the Offering Circular being sent to Noteholders today.

Consummation of the Exchange Offer, which presently expires March 15, 2007, and issuance of the Common Stock are subject to various conditions as described in the Offering Circular. Holders may withdraw their tenders at any time prior to 5:00 P.M., New York City time, on March 15, 2007 or at any time after April 13, 2007 if they have not been accepted by such date.

This announcement is not an offer to purchase nor a solicitation of an offer to purchase with respect to any securities. The offer is made solely by, and subject to the terms and conditions set forth in, the Offering Circular and the related Letter of Transmittal which should be read carefully by Noteholders before making any decision with respect to the Exchange Offer because they contain important information. The Offering Circular, the related Letter of Transmittal and certain other documents will be sent to all holders of Notes, at no expense to them. The Tender Offer statement (including the Offering Circular, the related Letter of Transmittal and all other Offer documents filed with the Securities and Exchange Commission) will also be available at no charge at the Securities and Exchange Commission's website at http://www.sec.gov.

Trans-Lux Corporation is not making any recommendations as to whether or not Holders should exchange their Notes pursuant to the Exchange Offer, and no one has been authorized by it to make any such recommendations. Holders must make their own decisions as to whether to consent to the proposed exchange of Common Stock for the Notes, and, if so, the principal amount of Notes to exchange.

The Common Stock offered will not be and has not been registered under the Securities Act of 1933 and is issued pursuant to an exemption under Section 3(a)(9) of the Securities Act of 1933, as amended. The shares issued, like the outstanding Notes, will not be subject to any restrictions on transfer.

Trans-Lux is a full-service, worldwide provider of integrated electronic display solutions for today's communications environments. Incorporated in 1920, Trans-Lux specializes in the design, manufacture, installation and service of large-scale indoor and outdoor LED electronic display systems for applications in the financial, banking, gaming, corporate, retail, transportation, entertainment and sports industries. Trans-Lux offers unique control systems as well as content through its partnerships with key data suppliers in the markets the Company serves. Trans-Lux has display equipment installed at thousands of locations around the world, including the world's major financial exchanges. In addition to its display business, the Company owns and operates a chain of motion picture theatres in the western Mountain States. For more information, please visit our website at www.trans-lux.com <http://www.trans-lux.com/>.